SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

First Indiana Corporation

(Name of Subject Company (Issuer))

First Indiana Corporation (Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $.01 Par Value
(and associated preferred share purchase rights)
(Title of Class of Securities)

32054R 10 8
(CUSIP Number of Class of Securities)

William J. Brunner
Vice President, Chief Financial Officer and Treasurer
First Indiana Corporation
135 North Pennsylvania Street, Suite 2800
Indianapolis, Indiana 46204
(317) 269-1614
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Alan W. Becker, Esq.
Bose McKinney & Evans LLP
135 North Pennsylvania Street, Suite 2700
Indianapolis, Indiana 46204
(317) 684-5131

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$37,600,000.00	$4,763.92

*	Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11, of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,600,000 common shares of First Indiana Corporation at the tender offer purchase price of $23.50 per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

              Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to the Offer of First Indiana Corporation, an Indiana corporation, to purchase up to 1,600,000 of its common shares, $.01 par value, and associated preferred share purchase rights, or such lesser number of shares as are validly tendered and not properly withdrawn. First Indiana Corporation is offering to purchase these shares at a price of $23.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, filed herewith as Exhibit (a)1(i), and the Letter of Transmittal, filed herewith as Exhibit (a)(1)(ii), is hereby incorporated by reference in response to all the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet

     The information under the heading “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the subject company is First Indiana Corporation (the “Company”). The address and telephone number of its principal executive offices are: 135 North Pennsylvania Street, Suite 2800, Indianapolis, Indiana 46204, (317) 269-1200.

(b)	The subject securities are common shares, $.01 par value, of the Company, and associated preferred share purchase rights (which rights were also designated as the “preferred stock purchase rights” on the cover page of the Company’s Form 8-A registration statement with respect to such rights filed December 7, 1997). The number of common shares, $.01 par value, that were outstanding as of October 27, 2004 is 15,679,356.

(c)	Information about the trading market and price of the subject securities under Section 8 (“Share, Trading Price and Dividend Information”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	The name, business address and telephone number of the Company, the person filing this Schedule TO, are set forth in Item 2(a) above, which information is incorporated herein by reference. The Company is the subject company. The names and business addresses of each director and executive officer of the Company set forth in Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) of the Offer to Purchase are incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Information about the terms of the transaction under “Summary,” Section 1 (“Number of Shares; Priority of Purchases; Odd Lots; Proration”), Section 2 (“Procedure for Tendering Shares”), Section 3 (Recent Developments; Purpose of the Offer; Certain Effects of the Offer”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of the Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Certain Conditions of the Offer”), Section 11 (“Source and Amount of Funds”), Section 13 (“Material Federal Income Tax Consequences”), Section 14 (“Effect of Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934”), Section 16 (“Cancellation, Extension, Termination and Amendment”, and Section 17 (“Fees and Expenses”), of the Offer to Purchase

is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)	Information about whether any securities are to be purchased from any officer, director or affiliate of the Company under Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Information under Section 9 (“Information about First Indiana Corporation — Agreements Regarding our Securities”) and Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information about the purpose of the transaction under Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b)	The information regarding whether the securities acquired in the transaction will be retained, retired, held in treasury, or otherwise disposed of that is included in the last paragraph of Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c)	The information about plans or proposals under Section 3 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”); Section 9 (“Information About First Indiana Corporation”) and Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information under Section 11 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	The information under Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) is incorporated herein by reference.

(b)	The information under Section 12 (“Recent Transactions in our Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     The information under Section 17 (“Fees and Expenses”) and Section 19 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

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Item 10. Financial Statements.

(a)-(b) Not applicable. The consideration in the offer consists solely of cash. The offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)	The information under Section 10 (“Information about our Directors, Executive Officers and Controlling Shareholders”) and Section 15 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

The following exhibits are submitted herewith:

99(a)(1)(i)	Offer to Purchase dated November 1, 2004.

99(a)(1)(ii)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

99(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

99(a)(1)(iv)	Form of letter to shareholders dated November 1, 2004 from the Chairman of First Indiana Corporation.

99(a)(1)(v)	Form of Guidelines for Substitute Form W-9.

99(a)(1)(vi)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

99(a)(1)(vii)	Form of letter to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

99(a)(5)	Press Release of First Indiana Corporation announcing the offer, dated October 27, 2004, incorporated by reference to Exhibit 99.1 to Form 8-K filed October 27, 2004.

99(d)(i)	First Indiana Corporation 1991 Stock Option and Incentive Plan, incorporated by reference to Exhibit A of the First Indiana Corporation March 20, 1991 Proxy Statement, Pages A-1 to A-8.

99(d)(ii)	First Indiana Corporation 1998 Stock Incentive Plan, incorporated by reference to Exhibit 10(c) of the First Indiana Corporation Annual Report on Form 10-K for the year ended December 31, 1997.

99(d)(iii)	First Indiana Corporation 1992 Director Stock Option Plan, incorporated by reference to Exhibit A of the First Indiana Corporation March 13, 1992 Proxy Statement, Pages A-1 to A-3.

99(d)(iv)	First Indiana Corporation 2002 Stock Incentive Plan, incorporated by reference to Exhibit A of the First Indiana Corporation March 20, 2002 Proxy Statement, Pages A-1 to A-22.

99(d)(v)	First Indiana Corporation Executive Compensation Plan and the 2003-2005 Incentive Program and 2004-2006 Incentive Program adopted thereunder, incorporated by reference to Exhibits 10.6, 10.7 and 10.8 to the First Indiana Corporation Form 8-K filed October 22, 2004.

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99(d)(vi)	Rights Agreement dated as of November 14, 1997, incorporated by reference to Exhibit 4 of the First Indiana Corporation Form 8-A filed December 2, 1997, and Amendment to Rights Agreement, incorporated by reference to Exhibit 4 of the First Indiana Corporation Quarterly Report on Form 10-Q filed on May 13, 2002.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2004
FIRST INDIANA CORPORATION
	By:	/s/ William J. Brunner
William J. Brunner
Vice President, Chief Financial Officer and Treasurer

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